

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2022

Howard W. Lutnick
Chief Executive Officer
CF Acquisition Corp. VI
110 East 59th Street
New York, NY 10022

>   **Re: CF Acquisition Corp. VI**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed on May 13, 2022**
>   **File No. 333-262725**

Dear Mr. Lutnick:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 18, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed May 13, 2022

Q: What are the material terms of the Forfeiture Escrow Shares and Tandem Option Earnout Shares?, page 12

1.   We note your response to prior comment 4 and disclosure that the Tandem Option Earnout Shares will be "treated substantially the same as the Forfeiture Escrow Shares." Clarify this statement by describing whether the Tandem Option Earnout Shares are also subject to an escrow period. Disclose any differences in the triggering events or clearly state, if true, that the Earnout Terms for the Tandem Option Earnout Shares are the same as the Earnout Terms for the Forfeiture Escrow Shares.

Transaction Agreements
Business Combination Agreement, page 27

2.   Revise to include a definition of "Transferee" and "Qualified Class D Transferee" in your summary of the proxy statement/prospectus.

Related Agreements, page 30

3.   We note references throughout the filing to the Key Individual Subscription Agreement. Please revise here to describe this agreement and its key terms including the fact that it appears to be related to the Share Repurchase Agreement.

Forward Purchase Contract, page 31

4.   Please disclose the terms of the share lock-up provided for in the Forward Purchase Contract.

Risk Factors
Rumble is subject to cybersecurity risks and interruptions or failures in Rumble's information technology systems and as it grows..., page 57

5.   To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia's invasion of Ukraine, and whether you have taken any actions to mitigate such potential risks.

The CEO of the Combined Entity will have control over key decision making as a result of his control of a majority of the voting power..., page 80

6.   We note your response to prior comment 20. Address in your risk factor that Mr. Pavlovski is permitted to transfer his Class D Common Stock only to a Qualified Class D Transferee and explain the consequences of this limitation.

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Statement of Operations, page 95

7.   We note the revisions made in response to prior comment 22; however, the subtotal that reflects the pro forma financial information adjusted for the Locals Technology acquisition should not include the historical results for CF Acquisition Corp. VI. Please revise accordingly.

Note 2 - Transaction Accounting Adjustments
Adjustment (D), page 99

8.   Your disclosures on page 130 appear to indicate that the repurchase of the Class C shares via the Share Repurchase Agreement was negotiated to provide liquidity to Mr. Pavlovski in order to enable the purchase of the Class D shares under the Key Individual

Subscription Agreement. You also disclose that the purchase price of the Class D shares was in recognition of the relatively small cash compensation historically paid to Mr. Pavlovski as CEO of Rumble. Please provide us with your accounting analysis that supports your accounting treatment of these transactions within your pro forma financial statements. Specifically, tell us how you considered whether these transactions should be reflected as stock-based compensation expense under ASC 718 and/or a capital contribution from Mr. Pavlovski, and refer to the specific guidance relied upon in your analysis. Additionally, explain the reason for the significance difference in the price per share for the Class D common stock to be issued and the Class C common stock to be repurchased.

Adjustment (Z), page 101

9. We note your revised disclosures and response to prior comment 23, as well as the disclosure on page 124, which indicates that 4,172,969 Sponsor shares are subject to forfeiture and cancellation. Please explain why all of the Sponsor shares subject to forfeiture and cancellation are not excluded from your pro forma net loss per share calculation. Please also ensure your disclosures in pro forma footnote (Z) clearly explain which Sponsor shares are or are not included in this calculation.

10. We note your revised disclosures and response to prior comment 24. Revise to disclose that the Forfeiture Escrow shares are excluded from the pro forma EPS calculation and disclose why they are excluded. Additionally, disclose the number of Forfeiture Escrow Shares included (or excluded) in each of the tables on pages 14, 86 and 101 so that a reader can better understand the difference in total Rumble shares presented in each of these tables.

Sponsor Support Agreement, page 124

11. We note your response to prior comment 11. Clarify, if true, that the additional Sponsor shares subject to potential forfeiture will be determined by a calculation equal to <u>one minus</u> the fraction you disclose multiplied by 2,209,219.

Background of the Business Combination, page 126

12. We note your response to prior comment 32. Please disclose the "certain" terms that were renegotiated between Rumble and Cosmic, to the extent material. Additionally, in your discussion of the Cosmic Agreements on page 227, identify the term and termination provisions for the A&R Cosmic Agreements. Further, clarify, if true, that the entity you refer to as Cosmic Development on page 2 is Kosmik Development Skopje doo, as disclosed in Exhibit 10.10.

Certain Forecasted Information for Rumble, page 136

13. We note your revised disclosure on page 136 stating that "CF&Co. and the CF VI Board reviewed the Future Illustrative Valuation Analysis, the Comparable Company

Analysis and the Precedent Transaction Analysis." Clearly identify the party or parties that prepared each of these three analyses. Tell us if a report, opinion or appraisal materially relating to the transaction was received from an outside party and, if so, revise to summarize the analyses and provide disclosure consistent with Item 4(b) of Form S-4 and Item 1015 of Regulation M-A.

14.   We note your disclosure that "CF VI received" certain information on Rumble's existing user base, advertising market penetration, and estimated levels of advertising revenue per user, among other things, which in the initial registration statement was referred to as the "Future Illustrative Valuation Analysis." Clarify who prepared this information and advise whether this information is summarized on page 136 in the section entitled "Future Illustrative Valuation Analysis." To the extent this information has not been disclosed, include a summary of any material estimates and other information that were provided so that shareholders/investors can gain an understanding of the materials the CF VI Board considered in making its determination.

15.   We note your response to prior comment 35. Identify the party responsible for selecting the companies for the Comparable Company Analysis. Disclose if there were any criteria used to exclude companies from the analysis and if any companies meeting the selection criteria were excluded. Further, disclose if there were any quantitative metrics or other factors used to select the comparable companies beyond the qualitative attributes you list. Please also tell us your basis for determining the Diversified Technology Comparable Group companies met your stated selection criteria of online platforms for content distribution and monetization that are similar to Rumble.

16.   We note your disclosure that the Future Illustrative Valuation Analysis "was less detailed than the previously provided financial projections." Clarify who provided these financial projections and when they were provided. In that regard, disclose if these projections were separate from the projections prepared by Rumble in May 2021. In either case, tell us if these projections are material and if they were relied upon by the Board or the party that prepared the analysis. To the extent any projections were exchanged between the parties that were material, please make the appropriate disclosures of this information or advise.

CF VI Board's Reasons for the Approval of the Business Combination, page 140

17.   We note your response to prior comment 33. Clarify the date on which CF VI management determined that the independent directors of CF VI should separately review and consider the potential conflicts of interest you describe, and the date on which the independent directors on the CF VI Audit Committee unanimously approved the Business Combination Agreement and the related transactions.

Potential Purchases or Arrangements With Respect to CF VI Public Shares, page 143

18.   We note your response to prior comment 36. Please revise to state that any securities purchased by the sponsor or its affiliates outside of the redemption offer will not be voted in favor of approving the business combination. Refer to Tender Offer Compliance and Disclosure Interpretation Question 166.01 for guidance.

Information about Rumble
Our Growth Strategy, page 197

19.   We note your response to prior comment 41, including your statement that mobile users represent an "exceedingly small" portion of total MAUs and that you believe any overlap between mobile and web users to be immaterial. This appears to contradict your disclosure here that mobile users are a key component of your user base and engagement. Please tell us how many mobile users, web users and total MAUs you have in each period that supports the assertions in your response that there is minor overlap and mobile users are insignificant to total MAUs. Additionally, tell us how you are able to support this information and disclosure given that you do not track unique users.

Enterprise, page 198

20.   We note your response to prior comment 42 discussing your business-to-business subscription-based marketing model. Given your intention to expand this business, as noted on page 198, supplement your disclosure with additional details about this subscription business and what it is designed to offer enterprise customers.

Rumble's Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 209

21.   We note your revised disclosures and response to prior comment 44. While we note you disclose these metrics by quarter in the charts on pages 194 and 195, please revise to quantify these metrics for each period presented in your MD&A. See SEC Release No. 33-10751. In addition, include a discussion of any significant fluctuations in the measures from period to period.

22.   We note your response to prior comment 44 and reissue our comment in part. Please advise if cost-per-click and/or cost-per-view are key metrics that management uses to manage the business and your consideration of disclosing these measures for each of the periods presented. In that regard, we also note your disclosure on page 208 that says "[a]dvertising customers pay on a cost-per-click or cost-per-view basis."

Consolidated Financial Statements - Rumble Inc.
Consolidated Statements of Comprehensive Loss, page F-28

23.	We note your response to prior comment 49 only refers to the amortization of ROU assets. However, in the year ended December 31, 2021 you also have amortization of intangible assets and depreciation of capital assets. Please quantify for us, by asset category, the amount of depreciation and amortization expense for the year ended December 2021 that should be allocated to cost of revenue. If these amounts are material, please revise to ensure your presentation both here and throughout the filing complies with SAB Topic 11.B.

Consolidated Balance Sheets, page F-29

24.	It does not appear your balance sheet balances. Specifically, total liabilities plus temporary equity and permanent equity when added together do not appear to agree to total assets. Please revise or advise.

Consolidated Statements of Shareholders' Equity (Deficit), page F-30

25.	Please revise to present the number of Class A and Class B shares associated with each line item shown in your statement of equity. Additionally, ensure each transaction discussed in Footnote 13 is appropriately reflected here. Refer to ASC 505-10-50-2.

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-33

26.	We note your revised disclosures and response to prior comment 51. As the sales-based and usage-based royalty exception applies to the license of intellectual property, advertising revenue would not qualify for that exception. It would appear that revenue from your advertising arrangements may be recognized as usage occurs per ASC 606-10-32-40. Please advise or revise.

27.	We note that you are the principal in your advertising arrangements; however, on page F-34 you state that revenue is recorded at the "net sales price" for advertising contracts. Please clarify what you mean by net sales price. In this regard, in your response to prior comment 52 you indicate that video advertising revenues are shared with content creators at a rate of 60% of net earnings. Please tell us whether this revenue is recorded at 100%, 60% or 40% and tell us where the content creators share is recorded. In this regard, we note that the advertiser appears to be your customer and the content creator a supplier (i.e. a cost of revenue).

28.   We note your revised disclosure and response to prior comment 53 related to the licensing of Rumble content and the Rumble Player. Please address the following:

- Tell us who your customer is and clarify whether you enter into a licensing agreement with said customer.
- Your disclosure indicates that you recognize these revenues over time, but you also disclose that you recognize these revenues under the usage-based royalty exception. Please advise or revise to clearly indicate which revenue streams are recognized under these methods. Ensure you address your accounting treatment for agreements based on a per video basis versus those that are a flat-fee or monthly basis.
- Explain in your response how you "maintain" the functionality of the content in the library.
- Considering the content and the Rumble player have significant stand-alone functionality, it appears they would qualify as functional licenses under ASC 606-10-55-59(a). Please advise or revise.

29.   We note your disclosure on page F-34 that revenue from functional licenses is recognized at a point-in-time when right to use is granted. However, we also note where you disclose revenue from your limited "offline" license agreements, which are determined to be functional licenses, are recognized over-time. Please revise or advise.

30.   We note from your disclosure on page F-34 that "other" revenue includes cloud and subscription services. Please tell us whether revenue from Locals' subscription-based services is included within other revenue, or otherwise clarify where this revenue is recorded. As part of your response, separately quantity for us the amount of licensing versus other revenue for the periods presented.

Note 8. Intangible Assets, page F-42

31.   Please revise to disclose the information required by ASC 350-30-50-1, including by major intangible asset class, for the intangible assets acquired in the Locals' acquisition and the domain name purchased in 2021.

Note 9. Income Taxes, page F-43

32.   Please revise to include disclosure describing what is included in the "other" reconciling item in your statutory income tax rate reconciliation. To the extent this represents more than one significant item, please revise to present each significant item on a separate line. Refer to Item 4-08(h)(2) of Regulation S-X.

Note 13. Shareholders' Equity, page F-45

33.   Please revise to disclose information about your various equity awards, including the performance and/or service conditions to which they are subject and the period over which the service-based awards vest. Also revise to disclose the total unrecognized

compensation cost and the weighted-average period over which it is expected to be recognized. Refer to guidance in ASC 718-10-50-2(a) and (i).

<u>Note 19. Subsequent Events, page F-51</u>

34.   We note the revised disclosures provided in response to prior comment 55. As previously requested, please revise to disclose the date through which you evaluated subsequent events, as required by ASC 855-10-50-1(a).

<u>Exhibits</u>

35.   We note your response to prior comment 56. Please file a copy of the employment agreements with Rumble's executive officers described on page 202 in addition to the contractual agreements providing for the issuance of the Restricted Class B Common Shares. Refer to Item 601(b)(10)(iii) of Regulation S-K. We further note your disclosure on page 207 indicating that a copy of Mr. Pavlovski's employment agreement will be filed as an exhibit to your proxy statement/prospectus. Please update your exhibit index accordingly.

<u>General</u>

36.   We note your response to prior comment 39. We further note your disclosure on page 63 that Rumble is building its "own technical infrastructure." Clarify which types of infrastructure and services are included in Rumble's plans. For example, we note your disclosure on page F-39 that Rumble has an interest in a joint venture that intends to provide customers with payment processing services. Revise to disclose any material plans, investments, or costs Rumble plans to undertake to build this infrastructure so that investors can better understand Rumble's business plan.

37.   We note your response to prior comment 37 and reissue our comment. Revise the disclosure throughout your filing to describe the material federal income tax consequences of the merger and related transactions, not solely the federal income tax consequences of any redemptions. Refer to Item 4(a)(6) of Form S-4. Further, we note that in the business combination agreement, the parties make a mutual covenant in Section 7.5 that they will not "take any action which to its knowledge could reasonably be expected to prevent or impede the <u>Transactions</u> from qualifying, for the Intended Tax Treatment, where "Transactions" means "collectively, the Arrangement (including the Share Exchanges) and the other transactions contemplated by this Agreement, the Plan of Arrangement or any of the Ancillary Agreements." Advise if the merger and related transactions will qualify as an exchange Under Section 351 of the Code, and, if so, file the appropriate tax opinion with your registration statement. Additionally, revise your disclosure to reflect that the joint covenant refers to the Transactions. In the alternative, provide your analysis as to why the tax consequences of the merger and related transactions are not material.

38.   Please describe the potential or actual impact of Russia's invasion of Ukraine on your business and that of Rumble, whether direct or indirect. In doing so, consider any impact resulting from sanctions and provide appropriate risk factor disclosure. If the impact is not material, please explain why. Additionally, please supplementally tell us whether Rumble's hosting of video content from Russian state-owned news media agencies might subject the company to any sanctions-related risks.

        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Javad Husain